USCORP Letterhead

October 30, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Mail Stop 7010
Attention: Mark Wojciechowski

Re:	USCORP
Form 10-KSB for the Fiscal Year Ended September 30, 2007
Filed January 9, 2008
Response letter dated October 2, 2008
File No. 000-19061

Dear Mr. Wojciechowski

Please find electronically transmitted herewith responses to your comments dated October 2, 2008. This response letter has been numbered to coincide with your comment letter.

From 10-KSB for the Fiscal Year Ended September 30, 2007

Report of Independent Registered Public Accounting Firm

1. In response to comment number one from your letter dated August 15, 2008, you obtained and propose to file a revised report from your independent public accounting firm. Such report includes a paragraph that states” We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), USCorp’s internal control over financial reporting as of September 30, 2007…and our report dated December 21, 2007 expressed an unqualified opinion thereon.” In accordance with Item 308(b) of Regulation S-K, please include the registered public accounting firm’s attestation report on your internal control over financial reporting in your amended Form 10-KSB.

Response:

Our Report of Independent Registered Public Accounting Firm has been revised by adding the following letter:

To the Board of Directors and Stockholders of USCorp

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting. USCorp maintained effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). USCorp’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that USCorp maintained effective internal control over financial reporting as of September 30, 2007, is fairly stated, in all material respects, based on the COSO criteria.

/s/Donahue Associates, LLC
Monmouth Beach, New Jersey
December 21, 2007

If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ Robert Dultz
Robert Dultz, Chief Executive Officer